UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 20 March, 2012

ASX & MEDIA RELEASE
20 MARCH, 2012

MARSHALL EDWARDS ANNOUNCES TERMS FOR RIGHTS OFFERING TO STOCKHOLDERS

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement:

San Diego – 19 March, 2012 – Marshall Edwards, Inc., an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that it has set the record date and pricing terms for its previously announced rights offering to existing stockholders.

Under the terms of the rights offering, Marshall Edwards will distribute one subscription right for each share of common stock owned to holders of record as of 5.00 pm, Eastern time, on 30 March, 2012.  Each subscription right will entitle the holder to purchase one Unit, which consists of 0.5 shares of the company’s common stock and a warrant to purchase 0.25 shares of the company’s common stock.  Holders of the company’s outstanding Series A warrants will also receive one subscription right for each share of common stock issuable pursuant to such warrants.

For every two Units purchased in the rights offering, stockholders will receive one share of common stock at a price of US$0.89 per share, which represents a 10 percent discount to the volume-weighted average price of the company’s common stock for the 30 consecutive trading days ending on, and inclusive of, 13 March, 2012, and warrants to purchase one-half of a share of common stock at an exercise price of US$1.19 per share, which represents a 20 percent premium to the volume-weighted average price of the company’s common stock during the same period.  The warrants will be exercisable for a five-year period beginning on the closing date of the rights offering.  The company will not issue fractional shares of common stock in connection with the rights offering.

The offering also includes an over-subscription privilege, which will entitle stockholders to purchase additional Units that remain unsubscribed at the expiration of the rights offering.  If the offering is fully subscribed, the gross proceeds of the offering will be approximately US$7.6 million, before deducting fees and expenses of the offering.  Marshall Edwards intends to use the net proceeds from the offering primarily to continue the clinical development of its two lead oncology drug candidates, ME-143 and ME-344.

The company’s majority shareholder, Novogen Limited (ASX: NRT  Nasdaq: NVGN), has indicated that it intends to exercise rights for up to $4 million of Units in the offering, subject to its shareholders’ approval.   Novogen has also indicated that it intends to distribute a portion of its rights to its shareholders.

Mailing of the offering materials to eligible stockholders is expected to begin on or about 6 April, 2012.  The subscription period will expire at 5.00 pm, Eastern time, on 11 May, 2012.

A registration statement relating to these securities has been filed with the US Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Marshall Edwards, Inc., nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  A copy of the prospectus for the rights offering may be obtained by contacting the company’s investor relations department at investor@marshalledwardsinc.com or +1 858 369 7199.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism.  The company’s lead drug candidates, ME-143 and ME-344, have been shown to interact with specific enzyme targets resulting in inhibition of tumour cell metabolism, a function critical for cancer cell survival.  Marshall Edwards initiated a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours in September 2011 and expects to collect final safety and pharmacokinetic data from the trial by June 2012.  The company submitted an Investigational New Drug application for ME-344 in March, 2012 and plans to initiate a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours following approval by the FDA.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.